CUSIP No. 50540L 10 5                                         Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                  LabOne, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   50540L 10 5
------------------------------------------------------------------------------
                                 (CUSIP Number)

         Welsh, Carson, Anderson                 Othon A. Prounis, Esq.
           & Stowe                                 Reboul, MacMurray, Hewitt,
         320 Park Avenue, Suite 2500             Maynard & Kristol
         New York, New York  10022                 45 Rockefeller Plaza
         Attention: Jonathan M. Rather             New York, New York  10111
         Tel. (212) 893-9500                       Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               August 31, 2001
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50540L 10 5                                         Page 2 of 12 Pages


1)   Name of Reporting Person: Welsh, Carson, Anderson & Stowe IX, L.P.

     and I.R.S. Identification No. of Above Person, if
     an Entity (Voluntary):
-----------------------------------------------------------------

2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------

4)   Source of Funds                                WC
-----------------------------------------------------------------

5)       Check if Disclosure of
         Legal Proceedings Is                     Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------
Number of                          7)   Sole Voting  4,423,934 shares of
Shares Beneficially                      Power       Common Stock
Owned by Each                                        (issuable upon
Reporting Person                                     exercise of warrants
                                                     and conversion of
                                                     preferred stock)
                                   ---------------------------------------------
                                   8)   Shared Voting
                                         Power              -0-
                                   ---------------------------------------------
                                   9)   Sole Disposi-  4,423,934 shares of
                                        tive Power     Common Stock
                                                       (issuable upon
                                                       exercise of warrants
                                                       and conversion of
                                                       preferred stock)
                                   ---------------------------------------------
                                   10)  Shared Dis-
                                         positive Power    -0-
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially                     4,423,934 shares of
     Owned by Each Reporting Person                    Common Stock
                                                       (issuable upon
                                                       exercise of warrants
                                                       and conversion of
                                                       preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                            29.1%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting Person                    PN

CUSIP No. 50540L 10 5                                         Page 3 of 12 Pages

1)   Name of Reporting Person: WCAS Management Corporation

     and I.R.S. Idenification No. of Above Person, if an Entity (Voluntary):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [X]
     if a Member of a Group                      (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                              WC
--------------------------------------------------------------------------------

5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                        Delaware

--------------------------------------------------------------------------------
Number of                    7)   Sole Voting  2,189 shares of
Shares Beneficially                Power       Common Stock
Owned by Each                                  (issuable upon exercise
Reporting Person:                              of warrants and conversion
                                               of preferred stock)
                                  ----------------------------------------------
                             8)   Shared Voting
                                   Power                      -0-
--------------------------------------------------------------------------------
                             9)   Sole Disposi-  2,189 shares of
                                    tive Power   Common Stock
                                                 (issuable upon exercise
                                                 of warrants and conversion
                                                 of preferred stock
--------------------------------------------------------------------------------
                            10)   Shared Dis-
                                   positive Power     -0-
                            ----------------------------------------------------
11)  Aggregate Amount Beneficially                2,189 shares of
      Owned by Each Reporting Person              Common Stock
                                                  (issuable upon exercise
                                                  of warrants and conversion
                                                  of preferred stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
      Represented by                              less than 0.1%
      Amount in Row (11)
--------------------------------------------------------------------------------
14)   Type of Reporting
       Person                                     CO

CUSIP No. 50540L 10 5                                         Page 4 of 12 Pages


                                  Schedule 13D
                                  ------------


Item 1. Security and Issuer
        -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of LabOne, Inc., a Missouri corporation ("LabOne" or the "Issuer"). As more fully described herein, the Common Stock to which this statement relates underlies certain other equity securities of the Issuer.

          The principal executive offices of the Issuer are located at 10101 Renner Boulevard, Lenexa, Kansas 66219.

Item 2.  Identity and Background
         -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), and WCAS Management Corporation, a Delaware corporation ("WCAS Management"). WCAS IX and WCAS Management are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          As further described in Items 3 and 6 below, the Reporting Persons have entered into a Securities Purchase Agreement (the "Purchase Agreement"), dated as of August 31, 2001, among the Issuer and the purchasers named therein, including the Reporting Persons (collectively, the "Purchase Agreement Stockholders") and WCAS IX has entered into a Voting Agreement (the "Voting Agreement"), dated as of August 31, 2001, by and among WCAS IX and the holders of the Grant family interest named therein (collectively, the "Voting Agreement Stockholders"). Pursuant to Rule 13d-5(b)(1) under the Act, the Purchase Agreement Stockholders and/or the Voting Agreement Stockholders may also be deemed to constitute a group, however this statement on Schedule 13D is being filed solely on behalf of the Reporting Persons and not on behalf of any other members of any such group.

          WCAS IX
          -------

          (b)-(c) WCAS IX is a Delaware limited partnership. The principal business of WCAS IX is that of a private investment partnership. The sole general partner of WCAS IX is WCAS IX Associates, L.L.C., a Delaware limited liability company ("IX Associates"). The principal business of IX Associates is that of acting as the general partner of WCAS IX. The principal business and principal office address of WCAS IX, IX Associates and the managing members of IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of IX Associates are citizens of the United States, and their respective principal occupations are set forth below.

CUSIP No. 50540L 10 5                                         Page 5 of 12 Pages


          WCAS Management
          ---------------

          (b)-(c) WCAS Management is a Delaware corporation. The principal business of WCAS Management is that of an investment management company. The principal business and principal office address of WCAS Management and the stockholders of WCAS Management is 320 Park Avenue, Suite 2500, New York, New York 10022. The stockholders of WCAS Management are citizens of the United States, and their respective principal occupations are set forth below.

Name                            Occupation
----                            ----------

Patrick J. Welsh           Managing Member, IX Associates;
                                 Stockholder WCAS Management

Russell L. Carson          Managing Member, IX Associates,
                                 Stockholder WCAS Management

Bruce K. Anderson          Managing Member, IX Associates,
                                 Stockholder WCAS Management

Thomas E. McInerney        Managing Member, IX Associates
                                 Stockholder WCAS Management

Robert A. Minicucci        Managing Member, IX Associates
                                 Stockholder WCAS Management

Lawrence B. Sorrel         Managing Member, IX Associates
                                 Stockholder WCAS Management

Anthony J. de Nicola       Managing Member, IX Associates

Paul B. Queally            Managing Member, IX Associates

Jonathan M. Rather         Managing Member, IX Associates

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration
         --------------------------------------------------

          On August 31, 2001, the Reporting Persons acquired an aggregate 13,599 shares of Senior Cumulative Convertible Preferred Stock, Series B-1,

CUSIP No. 50540L 10 5                                         Page 6 of 12 Pages

$.01 par value per share, of the Issuer (the "Series B-1 Preferred") and 20,398 shares of Senior Cumulative Convertible Preferred Stock, Series B-2, $.01 par value per share, of the Issuer (the "Series B-2 Preferred") pursuant to the Purchase Agreement. The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price for the Series B-1 Preferred was $1,000 per share and the aggregate purchase price paid for the Series B-1 Preferred was $13,599,000. The purchase price for the Series B-2 Preferred was $1,000 per share and the aggregate purchase price paid for the Series B-2 Preferred was $20,398,000. The source of funds for such purchases was the working capital, or funds available for investment, of the Reporting Persons. The managing members of the general partner of WCAS IX and the stockholders of WCAS Management (together with the Reporting Persons, the "WCAS Purchasers") also acquired an aggregate 401 shares of Series B-1 Preferred and 602 shares of Series B-2 Preferred pursuant to the Purchase Agreement. The purchase price for the Series B-1 Preferred was $1,000 per share and the aggregate purchase price paid for the Series B-1 Preferred was $401,000. The purchase price for the Series B-2 Preferred was $1,000 per share and the aggregate purchase price paid for the Series B-2 Preferred was $602,000. The source of funds for such purchases was personal funds.

          The shares of Series B-2 Preferred are, under certain circumstances, convertible into shares of Series B-1 Preferred on a one-to-one basis and the shares of Series B-1 Preferred are, at the option of the holder, convertible into shares of Common Stock at a conversion price of $8.32 per share, subject, in each case, to adjustment in the event of certain circumstances described in the terms of the securities. The terms of the Series B-1 Preferred (the "Series B-1 Terms") are attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. The terms of the Series B-2 Preferred (the "Series B-2 Terms") are attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto. The information contained in this statement relating to the number of shares of Common Stock acquired by the Reporting Persons, the managing members of the general partner of WCAS IX, and the stockholders of WCAS Management assumes the approval by the Issuer's shareholders of, among other things described in the Purchase Agreement, the Series B-1 Terms, and the Series B-2 Terms, the conversion of the shares of Series B-2 Preferred into shares of Series B-1 Preferred and the removal of any limitation on the conversion of the shares of Series B-1 Preferred into shares of Common Stock.

          Also on August 31, 2001, 339,948 Warrants were issued to the Reporting Persons and 10,052 Warrants (collectively, the "Warrants") were issued to the other WCAS Purchasers in connection with their purchase from the Issuer of the shares of Series B-1 Preferred. The Warrants are exercisable immediately, for a period of seven years ending on August 31, 2008, at an exercise price of $.01 per warrant share, subject to adjustment in the event of certain circumstances described in the Warrant Agreement, dated as of August 31, 2001, by and among the Issuer, WCAS IX, WCAS Management, and the other WCAS Purchasers (the "Warrant Agreement"). The Warrant Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 50540L 10 5                                         Page 7 of 12 Pages

Item 4.  Purpose of Transaction

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

          In connection with the execution of the Purchase Agreement, Paul B. Queally, managing member of WCAS IX, joined the Issuer's Board of Directors on August 31, 2001. In addition, following Company Shareholder Approval (as defined in the Purchase Agreement), the Purchase Agreement and the Series B-1 Terms provide for the right of the WCAS Purchasers to nominate or elect, respectively, up to three persons to serve on the Issuer's Board of Directors, subject to the retention of specified levels of share ownership by the WCAS Purchasers.

          Also in connection with the execution of the Purchase Agreement, the Issuer agreed to submit a proposed amendment to its articles of incorporation (the "Charter Amendment") to a vote of the Issuer's shareholders. The Charter Amendment is attached hereto as Exhibit F, and any description thereof is qualified in its entirety by reference thereto. Also in connection with the execution of the Purchase Agreement, the Issuer's Board of Directors approved an amendment to the Issuer's shareholder rights plan (the "Rights Plan Amendment"). The Rights Plan Amendment is attached hereto as Exhibit G, and any description thereof is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          The following information is based on a total of 10,788,310 shares of Common Stock outstanding as of August 31, 2001, and gives effect to the conversion of all shares of Series B-2 Preferred and Series B-1 Preferred and the exercise of all Warrants held by each entity and person named below.

          (a)

          WCAS IX and IX Associates
          -------------------------

          WCAS IX owns 4,423,934 shares of Common Stock, or approximately 29.1% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          WCAS Management
          ---------------

          WCAS Management owns 2,189 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Managing Members of IX Associates and
          Stockholders of WCAS Management
          -------------------------------

          (i) Patrick J. Welsh owns 16,806 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 16,806 shares of Common Stock, or

CUSIP No. 50540L 10 5                                    Page 8 of 12 Pages

     approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 16,686 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns owns 16,927 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 16,927 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vi) Lawrence B. Sorrel owns 16,927 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vii) Anthony J. de Nicola owns 12,235 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (viii) Paul B. Queally owns 9,116 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 2,732 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          Other WCAS Purchasers
          ---------------------

          (i) D. Scott Mackesy owns 2,338 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Sanjay Swani owns 254 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) John D. Clark owns 254 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) James R. Matthews owns 254 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Sean Traynor owns 1,822 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) John Almeida owns 258 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Eric J. Lee owns 254 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates and the stockholders of WCAS Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS IX and WCAS Management, respectively. Each of the managing members of IX Associates and the stockholders of WCAS Management disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect pro rata interest, as a managing member

CUSIP No. 50540L 10 5                                    Page 9 of 12 Pages

of IX Associates or a stockholder of WCAS Management, in the securities owned by WCAS IX and WCAS Management.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS IX or WCAS Management.

          (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities
         of the Issuer
         ------------------------------------------

          Pursuant to the Purchase Agreement, each of the WCAS Purchasers has agreed to certain standstill provisions, including that until such purchasers and their respective Affiliates (as defined in the Purchase Agreement) own fewer than 5% of the shares of Common Stock of the Issuer acquired (on an as-converted basis) under the Purchase Agreement, they will not, except under certain circumstances excluded by the Purchase Agreement, purchase or otherwise acquire any voting securities of the Issuer. The WCAS Purchasers have also agreed, pursuant to the Purchase Agreement, to use their reasonable best efforts to cause the election or appointment to the Issuer's Board of Directors of the persons nominated by the Company Directors (as defined in the Purchase Agreement) until August 31, 2008.

          Pursuant to the Voting Agreement, until August 31, 2008, WCAS IX has agreed to vote its shares of Common Stock and its shares of Series B-1 Preferred (on an as-converted basis) in favor of the nominees of the Company Directors and the holders of the Grant family interest named in the Voting Agreement have agreed to vote their shares of Common Stock in favor of Company Shareholder Approval and in favor of persons nominated to be WCAS Directors (as defined in the Purchase Agreement). The Voting Agreement is attached hereto as Exhibit H, and any description thereof is qualified in its entirety by reference thereto.

          The Series B-2 Terms provide that the shares of Series B-2 Preferred are non-voting prior to Company Shareholder Approval and that upon receipt of Company Shareholder Approval, such shares convert automatically into shares of Series B-1 Preferred. The Series B-1 Terms and the Warrants provide that prior to the receipt of Company Shareholder Approval, the shares of Series B-1 Preferred are never convertible, together with the shares of Common Stock underlying the Warrants, into more than 19.9% of the Issuer's Common Stock outstanding immediately prior to the original issuance of the Series B-1 Preferred, effectively limiting the maximum number of votes to which the WCAS Purchasers are entitled to the same 19.9% number. The terms of the Warrants also provide that the warrant shares issuable upon exercise of the Warrants do not vote at any time that shares of Series B-1 Preferred are outstanding.

CUSIP No. 50540L 10 5                                    Page 10 of 12 Pages

          The Issuer and the WCAS Purchasers also entered into a Registration Rights Agreement on August 31, 2001, pursuant to which the Issuer has agreed to grant to the WCAS Purchasers certain demand and piggyback registration rights with respect to their shares of Series B-1 Preferred, Series B-2 Preferred, and Common Stock issuable upon conversion thereof and upon exercise of Warrants. The Registration Rights Agreement is attached hereto as Exhibit I, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         Exhibit A - Group Agreement (Appears at Page 14)

         Exhibit B - Purchase Agreement

         Exhibit C - Series B-1 Terms

         Exhibit D - Series B-2 Terms

         Exhibit E - Warrant Agreement

         Exhibit F - Charter Amendment

         Exhibit G - Rights Plan Amendment

         Exhibit H - Voting Agreement

         Exhibit I - Registration Rights Agreement

CUSIP No. 50540L 10 5                                    Page 11 of 12 Pages





                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           By:  WCAS IX Associates, LLC,
                                   General Partner


                           By: /s/ Jonathan Rather
                              --------------------------
                                   Managing Member


                           WCAS MANAGEMENT CORPORATION


                           By: /s/ Jonathan Rather
                              --------------------------
                                   Treasurer


Dated: September 10, 2001

CUSIP No. 50540L 10 5                         Page 12 of 12 Pages





                                    EXHIBIT A
                                    ---------


                                  AGREEMENT OF
                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                         AND WCAS MANAGEMENT CORPORATION
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                           WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                           By:  WCAS IX Associates, LLC,
                                   General Partner


                           By: /s/ Jonathan Rather
                              --------------------------
                                   Managing Member


                           WCAS MANAGEMENT CORPORATION


                           By: /s/ Jonathan Rather
                              --------------------------
                                   Treasurer


Dated: September 10, 2001